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SECU   OMMISSION

02021322   9

RECEIVED

MAR 0 7 2002

354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40102

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/2001</u> AND ENDING <u>12/31/2001</u>
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Muzinich & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Muzinich   212-888-3413
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co.LLP
(Name — if individual, state last, first, middle name)

3000 Marcus Avenue   Lake Success   NY   11042
(Address)   (City)   (State)   Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 8 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Daniel Naccarella__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Muzinich & Co., INc.__ , as of __December 31__ ,~~x19~~ _2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

__Chief Financial Officer__
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Muzinich & Co., Inc.

450 Park Avenue

New York, New York 10022

Tel. (212) 888-3413 Fax (212) 888-4368



* * * * * * * * * * * * * * * * * *

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* * * * * * * * * * * * * * * * *

MUZINICH & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	1,213,079
Receivable from clearing organization		173,700
Deposit with clearing organization		56,094
Securities owned:		
Marketable, at market value		2,498,543
Not readily marketable, at estimated fair value		32,653
Interest receivable		11,817
Management fees receivable		2,086,888
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $462,821)		325,282
Other assets		710,191
	$	7,108,247

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	1,559,510
Current income taxes payable		234,275
Deferred income taxes payable		1,807
		1,795,592
Commitments		
Stockholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized, 9,800 shares issued and outstanding		98
Additional paid-in capital		24,904
Accumulated other comprehensive loss arising from foreign currency translation adjustment		(65,302)
Retained earnings		5,352,955
		5,312,655
	$	7,108,247

The accompanying notes are an integral part of this consolidated financial statement.

MUZINICH & CO., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. **ORGANIZATION:**

   Muzinich & Co., Inc. (the "Company") was incorporated on July 21, 1988 in the state of Delaware. The Company was granted registration as a general securities broker-dealer by the Securities and Exchange Commission ("SEC") and was approved to membership in the National Association of Securities Dealers, Inc. ("NASD") in September 1988. Muzinich & Co., Limited, a wholly-owned subsidiary, was organized by the Company on October 4, 1999 in the United Kingdom and was approved for membership in the Investment Management Regulatory Organization ("IMRO") on June 28, 2000.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

   Principles of Consolidation:

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Muzinich & Co., Limited ("Limited"). All material intercompany balances and transactions have been eliminated in consolidation.

   Use of Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Owned:

   Securities owned consist of marketable and not readily marketable securities. Marketable securities are carried at quoted market values, and securities not readily marketable are valued at cost, which approximates fair value as determined by management. The resulting difference between cost and market is reflected in income.

   Management Fees Receivable:

   There is no allowance for doubtful accounts, as management has determined that substantially all amounts are fully collectable.

   Furniture, Equipment and Leasehold Improvements:

   Furniture, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the shorter of the respective lease terms or the estimated useful lives of the improvements.

   Cash Equivalents:

   The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Other fees are recorded as follows: placement fees at the time the placement is completed and income is reasonably determinable; and management fees are based on a percentage of the net assets under management at the end of each quarter.

Foreign Currency Translation:

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52. Asset and liability accounts are translated at the exchange rate in effect at year end, and income accounts are translated at the average rates of exchange prevailing during the year. The United States dollar effect that arises from translating the net assets of Limited is recorded in the accumulated other comprehensive loss arising from foreign currency translation adjustment account, a separate component of stockholder's equity. Foreign currency transaction gains and losses are recorded in the consolidated statement of income.

Income Taxes:

Effective July 1, 2000, the stockholder has elected that the Company be treated as an S Corporation for Federal income tax purposes. Accordingly, the Company itself is not subject to federal income taxes. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates. The provision for income taxes includes the provisions for state, local and foreign income taxes.

The deferred tax liability is due to reporting differences between generally accepted accounting principles and income tax basis as it pertains to depreciation of fixed assets of the Company's subsidiary.

3. **DEPOSIT WITH CLEARING BROKER:**

The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker.

4. **SECURITIES OWNED:**

Securities owned consist of investment securities at market value as follows:

Obligation of U.S. government	$ 1,116,841
Money market funds	1,378,234
Corporate stock	3,468
	$ 2,498,543

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

Corporate stocks	$ 28,360
Warrants	4,293
	$ 32,653

5. LEASES:

The Company and Limited have operating leases for their office space in New York, New York, and London, England which expire on August 31, 2007 and April 30, 2006, respectively. The leases are subject to escalation based on increases in real estate taxes and certain landlord costs.

Future minimum annual rental payments are as follows:

Year Ending December 31,	Amount
2002	$ 442,414
2003	622,039
2004	622,039
2005	622,039
2006	484,146
Thereafter	276,800
	$ 3,069,477

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, including specific items. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001 the Company had net capital, as defined, of $1,658,798 which exceeded its required minimum net capital of $100,000 by $1,558,798. Aggregate indebtedness at December 31, 2001 was $1,246,210. The ratio of aggregate indebtedness to net capital was .75 to 1.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers, on a fully disclosed basis, with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held, in compliance with regulatory and internal guidelines.

The Company generally transacts its business with customers located throughout Continental Europe. Limited transacts its business with all European market clients.

From time to time, the Company may have cash at a bank in excess of FDIC – insured limits and is exposed to the credit risk resulting from this concentration of cash.

8. SUBSEQUENT EVENT:

On January 15, 2002, the Company invested $1,000,000 in an off-shore Fund which is a non-allowable asset for regulatory net capital purposes. The Company's net capital after this investment amounted to approximately $1,075,000.

* * * * * * * * * * * * * * * * * * * *

The Company's Consolidated Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Muzinich & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Muzinich & Co., Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the financial statement of Muzinich & Co., Limited, a wholly owned subsidiary, which statement reflects total assets of $1,666,483 as of December 31, 2001. That statement was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Muzinich & Co., Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Muzinich & Co., Inc. and Subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M. R. Weiss + Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 15, 2002